Exhibit 99.1

CHINA ENTERPRISES LIMITED ANNOUNCES ENTRY INTO AN AGREEMENT TO PURCHASE SHARES OF MILLION CUBE LIMITED

HONG KONG. October 4, 2012. China Enterprises Limited (“China Enterprises” or the “Company”; Pink Sheets: CSHEF) today announced that its wholly owned subsidiary, Wealth Faith Limited (“Wealth Faith”) has entered into a definitive agreement (the “Agreement”) with Fortuneasy Limited (“Fortuneasy”). The Agreement provides for the purchase by Wealth Faith of 40% of the shares of Million Cube Limited (“Million Cube”) from Fortuneasy. The total purchase price for the shares being acquired by Wealth Faith is HK$200 million or approximately US$25.8 million. The Company, through Wealth Faith, has previously deposited HK$154.8 million or approximately US$19.9 million in earnest money with Fortuneasy, which will be applied toward the purchase price.

As provided in the Agreement, Million Cube has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort.

The closing of the transaction is subject to, among other things, the Company and Wealth Faith satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the fourth quarter of 2012.

Following the closing of the transaction and under the terms of the Agreement, the shares of Million Cube held by Wealth Faith will be subject to certain transfer restrictions, including rights of first refusal benefiting Fortuneasy. In addition, as an investor in Million Cube, Wealth Faith may be required under the terms of the Agreement to loan additional funds to Million Cube should Million Cube’s board of directors determine that either Million Cube or Paragon lacks sufficient financial resources to meet capital requirements. Wealth Faith will have the right to appoint one director to Million Cube’s board of directors so long as it holds any shares in Million Cube.

About China Enterprises and Forward Looking Statements

Based in Hong Kong, China Enterprises Limited is a Bermuda corporation that invests in and, in some cases, actively participates in the management of, China-based companies in a variety of industries, including through its proposed investment described above, golf course and resort development. This press release contains forward-looking statements that involve risks, uncertainties, and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of the Company and its subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties, and assumptions include the possibility that the transaction may not be timely completed, if at all and that the Company may not be able to identify suitable opportunities for the investment of the proceeds from the contemplated transaction. Additional risks are described in the Company’s SEC reports. The Company assumes no obligation and does not intend to update these forward-looking statements.